Exhibit 2.2

THIS FIRST AMENDMENT AND WAIVER AGREEMENT (this “Amendment’’), dated August 18, 2018 (“Amendment Date”) is entered into by and among SCG Digital Financing, LLC, a Delaware limited liability company (“Lender”), and RMG Networks, Inc., a Delaware corporation, RMG Networks Holding Corporation, a Delaware corporation, RMG Enterprise Solutions, Inc., a Delaware corporation, RMG Networks Limited, a corporation formed under the laws of the United Kingdom, and RMG Networks Middle East, LLC, a Nevada limited liability company (collectively, “Borrower”).   Unless otherwise defined herein, defined terms have the meaning set forth in that certain Subordinated Loan and Security Agreement dated April 2, 2018 between the parties hereto (as amended hereby, the “Loan Agreement”).

WHEREAS, contemporaneous with the Loan Agreement, RMG Networks Holding Corporation, a Delaware corporation (the “Company”), SCG Digital, LLC, a Delaware limited liability company (“Parent”), SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and, solely for the purposes of Sections 6.19, 8.03 and 8.04 of the Merger Agreement (as defined herein), Lender entered into that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”);

WHEREAS, the parties to the Merger Agreement have amended the Merger Agreement to (1) increase the Merger Consideration (as defined in the Merger Agreement) to $1.29 in cash without interest; (2) waive certain alleged breaches by the Company of the Merger Agreement occurring prior to the Amendment Date; (3) extend the Drop Dead Date (as defined in the Merger Agreement) and the corresponding Triggering Date to September 14, 2018 with a right of either Parent or the Company to unilaterally further extend such dates to September 28, 2018; (4) increase the amount of the Penalty Loan from $1 million to $1.5 million; and (5) allow, in light of the resignation of all of the members of the Special Committee (as defined in the Merger Agreement), all actions required by the Merger Agreement to be taken by the Special Committee to instead be taken by the Company Board; and

WHEREAS, the parties to the Loan Agreement have agreed to amend the Loan Agreement to conform to the amendments to the Merger Agreement described above and Lender has agreed to waive certain Events of Default under the Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

1.              Penalty Loan.  The definition of “Penalty Loan” in Section 13.1 of the Loan Agreement is hereby changed to read in its entirety as follows: ““Penalty Loan” means a loan made after the Penalty Loan Conditions have been met in an aggregate principal amount equal to One Million Five Hundred Thousand Dollars ($1,500,000).” In addition, Section 2.2(b) of the Loan Agreement is hereby changed to read in its entirety as follows:

Penalty Loan.  Subject to the terms and conditions of this Agreement, on or prior to April 23, 2018, the Lender agrees to escrow $1,000,000 with the Escrow Agent pursuant to the Escrow Agreement and no later than two (2) Business Days prior to the end of the Buyer Close Period (as defined in the Merger Agreement), the Lender agrees to escrow an additional

$500,000 with the Escrow Agent pursuant to the Escrow Agreement.  In the event that the Penalty Loan Conditions have been satisfied prior to the Maturity Date, Lender shall make an Advance of $1,500,000 constituting the full Penalty Loan to Borrower in accordance with the terms of the Escrow Agreement. Amounts borrowed under this Section 2.2(b) may not be prepaid or reborrowed.  At the request of Lender, the parties agree that, if acceptable to the Escrow Agent, instead of escrowing cash with the Escrow Agent for the purpose of funding the Penalty Loan, Lender may provide one or more letters of credit in the face amount of up to $1,500,000 and in form and substance reasonably acceptable to Borrower, which letter(s) of credit will be drawable by the Escrow Agent at any time and  upon written notice from the Borrower (with a copy to Lender) that the Penalty Loan Conditions have been satisfied prior to the Maturity Date in accordance with Section 3.4, the Escrow Agent shall immediately draw such letter of credit and place the proceeds into escrow and, subject to the terms of the Merger Agreement and the procedures in the Escrow Agreement, the amount so drawn will be advanced by the Escrow Agent to Borrower and constitute the Penalty Loan advanced under this Agreement.  If Lender requests the option of providing the letter of credit, the parties agree to cooperate in good faith to modify the Merger Agreement, Escrow Agreement and this Agreement, if necessary, to conform the mechanics of the Penalty Loan to reflect funding through a letter of credit instead of deposited cash.

2.              Conversion.  Section 12.14 of the Loan Agreement is hereby changed in its entirety to read in its entirety as follows:

Conversion.  Lender and Borrower agree that, on and following the Conversion Trigger Date, Lender has the right to convert all or any portion of the Obligations (i.e., principal amount of all Credit Extensions and accrued and unpaid interest thereon under this Agreement) into shares of Series A Preferred Stock of RMG Networks Holdings Corporation (“Series A Preferred Stock”) on the terms set forth in the Certificate of Designation set forth as Exhibit B hereto.  The “Conversion Trigger Date” shall mean the earlier of: (a) the next calendar day following the “Drop Dead Date” under the Merger Agreement; (b) the termination of the Merger Agreement pursuant to (i) Section 8.01(d) (failure to receive shareholder vote upon a final vote), (ii) Section 8.01(e) (Company breach), (iii) on or after August 31, 2018, Section 8.01(g) (Adverse Recommendation Change) or (iv) on or after August 31, 2018, Section 8.01(h) (Superior Proposal) of the Merger Agreement; provided, that if the Borrower terminated the Merger Agreement under Section 8.01(h) of the Merger Agreement prior to September 1, 2018, the Conversion Trigger Date shall be the later of (A) 150 days following the execution of the Merger Agreement or (B) 100 days following the execution of such definitive agreement with respect to a Superior Proposal; or (c) the date, if

any, on which the Company breaches Section 6.02 of the Merger Agreement.    Notwithstanding anything to the contrary, Lender shall have no right to convert the Obligations into any shares of Series A Preferred Stock if (a) the Penalty Loan Conditions are satisfied or (b) Lender fails to fulfill its obligations to escrow funds with (or provide a letter of credit to) the Escrow Agent in amount of $500,000 as and if required pursuant to the terms of Section 2.2(b) and Lender has not cured or rectified such failure (other than failing to perform by the initial required date for such funding), if any, prior to the termination of the Merger Agreement.

3.              Breach Waiver.  Lender hereby agrees that any actions constituting Events of Default under the Loan Agreement committed by Borrowers and currently known to Lender (including but not limited to (x) the failure of Borrower to make the cash interest payment required under Section 2.3(d) of the Loan Agreement for the fiscal quarter ended June 30, 2018 in a timely manner, (y) any other actions expressly described in letter(s) from Lender to Borrower and alleged to be Events of Default, and (z) those other actions expressly described in letters from Parent to the Special Committee and the Company and alleged to be breaches of the Merger Agreement (to the extent such breaches of the Merger Agreement constitute Events of Default under the Loan Agreement)) (collectively, the “Existing Defaults”) are hereby waived by Lender, and Lender agrees not to enforce any of its rights or remedies under the Loan Agreement or at law or equity on the basis of any such Existing Default. Notwithstanding the foregoing, the waivers provided in this Section 3 are conditioned upon the Borrower’s performance of its obligations under Section 5 of the amendment to the Merger Agreement executed substantially concurrently herewith.  If the Borrower breaches any of its obligations under such Section 5, each waiver granted in this Section 3 shall be null and void and without effect ab initio, and Lender shall be permitted to enforce any right which they may have with respect to any alleged breach described in this Section 3.

4.              Choice of Law, Venue, Jury Trial Waiver.  Article 11 of the Loan Agreement shall apply to this Amendment, mutatis mutandis.

5.              Counterparts.  This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

6.              Miscellaneous. The Loan Agreement remains in full force and effect, as amended hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER:

RMG NETWORKS, INC.,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS HOLDING CORPORATION,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President and Chief Executive Officer

RMG ENTERPRISE SOLUTIONS, INC.,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS MIDDLE EAST, LLC,
a Nevada limited liability company

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS LIMITED,
a corporation formed under the laws of the United Kingdom

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	Director

LENDER:

SCG DIGITAL FINANCING, LLC, a Delaware limited liability company

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President